Exhibit 99.1

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR:  ADVANCED PROTEOME THERAPEUTICS CORPORATION

TSX VENTURE SYMBOL:  APC

February 22, 2008

Advanced Proteome Therapeutics Corporation: Company Targets Off-Patent, High Value, Protein Therapeutics in 20-F Filing

BOSTON, MASSACHUSETTS--(Marketwire - Feb. 22, 2008) - Advanced Proteome Therapeutics Corporation (APT) (TSX VENTURE:APC), an emerging biotechnology company, today issues update in conjunction with the filing of a 20F Annual Report for FY 2007.

Since establishing its laboratories in Boston in 2007, APT has been applying its redevelopment technology to protein therapeutics in efforts to produce new versions of FDA-approved protein therapeutic products that are off-patent, of high value, and in need of improvement to better serve patient's needs. Good progress has been made in the human growth hormone development program and the Company has targeted two additional blockbuster drugs for improvement by application of its core technology. The Company is also pursuing a joint project with Atreus Pharmaceuticals, Cambridge, MA, applying APT's core technology toward the development of molecular imaging agents containing annexin V. Annexin V has proven to be a useful protein for the detection of dying cells in a number of disease states. All these programs are designed to establish APT's drug pipeline and its role as a world leader in the development and application of chemical technologies for protein modification.

Towards these ends, the Company has developed a tripartite strategy to maximize the commercial value of its technology, whose core components are (1) novel collections of molecules (libraries) capable of probing protein surfaces for specific sites of attachment, (2) advanced methods for identifying the molecules, and the specific sites to which they attach, and (3) methods for assembling therapeutic proteins and the enhancing entities. Each of these component technologies is valuable to the industry in its own right and represents the basis upon which the company plans to differentiate and distinguish itself from the competition, as the foremost innovator of chemically-based site selective technologies for medical applications.

Progress has proceeded on all fronts particularly with respect to the Company's productivity in generating proprietary families of libraries and streamlining the screening of protein targets to reduce development time. These technological advances, which streamline our protocols for identifying library members responsible for site-specific protein modification, significantly enhance the Company's capabilities and add value to our intellectual property positions.

"The past year has been a very exciting one as we have established our programs and recruited a team of scientists who are advancing the technology in line with expectations. Considerable challenges have been met in consolidating Corporate functions and finances, and meeting diverse regulatory requirements historically related to the predecessor Company, ThrillTime Entertainment International Inc. APT has formed a well-balanced Board of Directors with expertise and experience to oversee the next phase of the Company's development," said Dr. Allen Krantz, President and Chief Executive Officer at APT.

ABOUT ADVANCED PROTEOME THERAPEUTICS CORPORATION

APT's primary corporate mission is to apply its proprietary drug delivery and drug redevelopment technologies to produce new, improved versions of therapeutic proteins and pioneer the emerging field of protein-site targeting. The market for diagnostics and therapeutic proteins and peptides is expected to surpass more than 50 Billion USD by the year 2010 and is the fastest growing segment of the pharmaceutical market. Future growth will depend largely on the industry overcoming a number of hurdles, including drug delivery challenges.

Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. APT will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect APT's financial results is included in the documents APT files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including APT's Registration Statement on Form F-10.

FOR FURTHER INFORMATION PLEASE CONTACT:

Encompass Communications Inc.

(604) 630-0770 or Toll Free: 1-877-566-6592

INDUSTRY:  Pharmaceuticals and Biotech-Biotech, Pharmaceuticals and Biotech-Drugs

SUBJECT:   PDT